SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 25, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53

D-81541 Munich

Federal Republic of Germany

Tel:  +49-89-234-0

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

This Report on Form 6-K contains a statement of Infineon Technologies AG dated March 25, 2004 announcing the resignation of the Chief Executive Officer of Infineon Technologies AG, Dr. Ulrich Schumacher.

Dr. Ulrich Schumacher resigns as “CEO” of Infineon Technologies AG

The member and Chairman of the “Vorstand” (Management Board) of Infineon Technologies AG, Dr. Ulrich Schumacher, (Chief Executive Officer) has resigned from his positions with the company with immediate effect. The Supervisory Board has consented to this resignation in his meeting of today.

The Supervisory Board has temporarily appointed its Chairman, Mr Max Dietrich Kley, to the position of member and Chairman of the Management Board (Chief Executive Officer) for a period of not more than one year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: March 25, 2004	By:	/s/ Peter J. Fischl
Peter J. Fischl
Chief Financial Officer

	By:	/s/ Michael von Eickstedt
Michael von Eickstedt
General Counsel and
Senior Vice President